UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14f-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14f OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
RUB MUSIC ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52985	20-1176000
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)
11680 Great Oaks Way, Suite 350, Alpharetta, Georgia 30022
(Address of principal executive offices)
Registrant’s telephone number, including area code (678) 581-6843
N/A
(Former name or former address, if changed since last report)

RUB MUSIC ENTERPRISES, INC.
11680 GREAT OAKS WAY, SUITE 350
ALPHARETTA, GEORGIA 30022
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF RUB MUSIC ENTERPRISES, INC.
Schedule 14f-1
You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “we,” “us” and “our” are to Rub Music Enterprises, Inc., a Nevada corporation (the “Company”), and its wholly-owned subsidiary, SANUWAVE, Inc., a Delaware corporation (“SANUWAVE”).
INTRODUCTION
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act “), and Rule 14f-1 promulgated thereunder, in connection with a proposed change in a majority of the members of our board of directors (the “Board”) as a result of the Reverse Merger (as defined below). The date of this Information Statement is October 6, 2009.
This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2009 and is being mailed to our stockholders of record as of October 5, 2009. The mailing date of this Information Statement will be on or about October 7, 2009. On the tenth day after this Information Statement has been distributed to our stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).
Pursuant to the Merger Agreement (as defined below), Cornelius A. Hofman resigned as a director and officer of the Company, with such resignation to be effective on the Effective Date. In connection with the Reverse Merger, the Board nominated Christopher M. Cashman, Thomas H. Robinson, Kevin A. Richardson, II and John F. Nemelka to become members of the Board as of the Effective Date. Upon the consummation of the Reverse Merger, Cornelius A. Hofman resigned as President, Chief Executive Officer and Chief Financial Officer of the Company, Christopher M. Cashman was appointed to serve as Chief Executive Officer and President of the Company, and Barry J. Jenkins was appointed to serve as Chief Financial Officer of the Company.
No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE DIRECTOR DESIGNEES TO OUR BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.
REVERSE MERGER TRANSACTION
On September 25, 2009, the Company and RME Delaware Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with SANUWAVE. Pursuant to the Merger Agreement, the Merger Sub merged with and into SANUWAVE, with SANUWAVE as the surviving entity (the “Reverse Merger”). In connection with the Reverse Merger, the Company acquired 100% of the outstanding capital stock of SANUWAVE and issued to the stockholders of SANUWAVE 11,009,657 shares of the Company’s common stock, warrants to purchase up to 1,106,627 shares of the Company’s common stock, at $4.00 per share, and warrants to purchase up to an additional 1,106,627 shares of the Company’s common stock, at $8.00 per share.
In connection with the Reverse Merger, the Company also entered into stock repurchase agreements, all dated as of September 25, 2009 (the “Stock Repurchase Agreements”), with certain stockholders of the Company, pursuant to which the Company purchased from certain stockholders, for an aggregate purchase price of $180,000, some or all of the Company’s common stock held by such stockholders, such that after the repurchases, 1,500,000 shares of the Company’s common stock remained outstanding (the “Share Repurchase”).
As a result of the Reverse Merger and Share Repurchase, the stockholders of SANUWAVE control approximately 88% of the Company’s outstanding common stock, holding 11,009,657 of the 12,509,657 outstanding shares, and SANUWAVE is considered the accounting acquirer in the Reverse Merger. The Reverse Merger resulted in a change of control of the Company. The Company was a “shell company” (as such term is defined in Rule 12b-2 under Exchange Act) immediately prior to the Reverse Merger. As a result of the Reverse Merger, the Company’s operations are now focused in global medical technology. Consequently, the Company believes that the Reverse Merger has caused the Company to cease being a shell company as it no longer has nominal operations.
OUTSTANDING COMMON STOCK; VOTING RIGHTS
We are authorized to issue up to 50,000,000 shares of common stock, $0.001 par value. As of October 5, 2009 and after giving effect to the Reverse Merger, there are 12,509,657 shares of common stock issued and outstanding that are held by approximately 43 stockholders of record. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock by (i) any holder of more than five percent, (ii) each of our executive officers, directors and director designees, and (iii) our executive officers, directors and director designees as a group. The information relating to the ownership interests of such stockholders is provided both before and after giving effect to the Reverse Merger and the change in control which will become effective on the Effective Date.

	Before Closing of the			After Closing of the
	Reverse Merger			Reverse Merger
	Amount and Nature of	Percent of		Amount and Nature of	Percent of
Name of Beneficial Owner (1)	Beneficial Ownership (2)	Common Stock		Beneficial Ownership (2)	Common Stock
Christopher M. Cashman (3)	—		*	880,773	6.7%
Barry J. Jenkins (4)	—		*	424,278	3.3%
Thomas H. Robinson	—		*	15,000	*
Kevin A. Richardson, II	—		*	5,000	*
John F. Nemelka	—		*	5,000	*
Cornelius A. Hofman	32,000,000	78.62%		10,000	*
Prides Capital Fund I, LP (5)	—		*	9,602,783	66.9%
NightWatch Capital Partners I, LP (6)	—		*	2,158,923	17.0%

All directors, director designees and executive officers as a group (6 persons)	32,000,000	78.62%		1,340,051	10.0%

*	Less than 1% of outstanding shares.

(1)	Unless otherwise noted, each beneficial owner has the same address as the Company.

(2)	“Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both, and also includes options that are exercisable within 60 days of October 5, 2009. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Pursuant to the rules of the Securities and Exchange Commission, referred to in this information statement as the SEC, certain shares of our common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes options to purchase up to 542,700 shares of common stock and warrants to purchase up to 8,816 shares of common stock.

(4)	Includes options to purchase up to 267,028 shares of common stock and warrants to purchase up to 3,508 shares of common stock.

(5)	Includes warrants to purchase up to 775,726 shares of common stock and notes convertible into 1,069,791 shares of common stock. The principal business address of Prides Capital Fund I, LP is 200 High Street, Suite 700, Boston, MA 02110.

(6)	Includes warrants to purchase up to 193,932 shares of common stock and notes convertible into 25,675 shares of common stock. The principal business address of NightWatch Capital Partners II, LP is 5314 River Run Drive, Suite 350, Provo, Utah 84604.
Lock-Up Agreements
On September 25, 2009, the Company entered into lock-up agreements with certain stockholders of the Company, in which the stockholders of the Company agreed not to sell, assign, transfer, or encumber any of the shares of common stock underlying the Class C warrants, without the consent of the Company, until January 1, 2011.
In September 2009, SANUWAVE entered into lock-up agreements with certain of its shareholders pursuant to which the shareholders agreed not to sell, assign, transfer, or encumber any of SANUWAVE’s common stock, preferred stock, options, warrants or other rights issued by SANUWAVE, without the consent of SANUWAVE, until January 1, 2011. The lock-up agreements also apply to securities of any successor or assign of SANUWAVE, including the Company; therefore, any shares of the Company’s common stock received by these SANUWAVE shareholders in connection with the Reverse Merger may not be transferred, without the consent of the Company, until January 1, 2011.

Management Stockholders Agreement
On December 19, 2005, SANUWAVE entered into a management stockholders agreement with Prides Capital Fund I, LP (“Prides”) and certain SANUWAVE shareholders (the “Management Stockholders”), which agreement was subsequently amended on October 24, 2009 and September 25, 2009 (the “Management Stockholders Agreement”). The Management Stockholders Agreement provides that no transfer of shares by a Management Stockholder will be effective unless the transferee has executed an instrument agreeing to be bound by the terms of the Management Stockholders Agreement. Pursuant to the Management Stockholders Agreement, at any time Prides proposes to transfer its shares to a proposed transferee, Prides must provide notice to the Management Stockholders and, for a period of 20 days after such notice, each Management Stockholder will have the right to sell to the proposed transferee at the same price and upon the same terms as Prides. In addition, at any time Prides proposes to sell more than 50% of the aggregate outstanding shares held by Prides and the Management Stockholders to a third party, Prides must provide notice to the Management Stockholders and each Management Stockholder will be obligated to sell the same percentage of shares held by such Management Stockholder as Prides proposes to sell. The Management Stockholders Agreements also applies to securities of any successor or assign of SANUWAVE, including the Company; therefore, any shares of the Company’s common stock received by Prides and the Management Stockholders in connection with the Reverse Merger will be subject to the provisions of the Management Stockholders Agreement.
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS
Other than as described below, for the fiscal year ended December 31, 2008, there were no transactions with related persons required to be disclosed in this Information Statement. During the period October 2008 through May 2009, SANUWAVE issued notes payable, totaling $3.1 million, to Prides, a shareholder of the Company. Kevin A. Richardson, II, one of our director designees, serves as a managing partner of Prides Capital, LLC, an affiliate of Prides. In October 2008, SANUWAVE issued notes payable, totaling $0.1 million, to NightWatch Capital Partners II, L.P., a shareholder of the Company (“NightWatch”). John F. Nemelka, one of our director designees, serves as a Managing Principal of NightWatch Capital Advisors, LLC, an affiliate of NightWatch. As of September 30, 2009, no principal has been paid on the notes. The notes bear interest at 15% annually. Interest is paid quarterly in arrears beginning December 31, 2008, if elected by the holders of the notes. As of September 30, 2009, the holders of the notes had not elected to receive interest quarterly. All remaining unpaid accrued interest and principal is due September 30, 2011.
MANAGEMENT AND CORPORATE GOVERNANCE
Board of Directors and Management Prior to the Reverse Merger
From December 2006 through the consummation of the Reverse Merger, Cornelius A. Hofman served as our sole officer and director. In connection with the Reverse Merger, Mr. Hofman resigned as an officer and director of the Company, with such resignation to be effective on the Effective Date.
Since 1995, Cornelius A. Hofman, age 41, has been the owner of the GEC Group, providing business valuations, economic damage assessments and litigation support services. He is a graduate of Cornell University, and holds a Masters Degree from the University of Pennsylvania and an M.B.A. in Economics and Finance from the University of Chicago.

Board of Directors and Management After the Reverse Merger
Below are the names and certain information regarding our executive officers and director designees. The information provided below is after giving effect to the Reverse Merger and the change in the composition of the Board, which will become effective on the Effective Date. None of the director designees listed below are currently members of our Board. None of the persons listed below held any position with the Company prior to the Reverse Merger and none of them were involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Name	Age	Position and Offices Held
Christopher M. Cashman	42	President, Chief Executive Officer and Director Officer
Barry J. Jenkins	47	Chief Financial Officer
Thomas H. Robinson	50	Director
Kevin A. Richardson, II	41	Director
John F. Nemelka	43	Director
Christopher M. Cashman joined the Company as Chief Executive Officer and President upon the consummation of the Reverse Merger and joined SANUWAVE as President, Chief Executive Officer and a director in December of 2005. Immediately prior to joining SANUWAVE, he served as President of Therapeutic Surfaces for Kinetic Concepts, Inc., a global leader in advanced wound care, from October of 2005 to December of 2005. From March of 2004 to August of 2005, Mr. Cashman served as a Vice President of Cardinal Health, Inc., a provider of healthcare products and services. In November of 2001, Mr. Cashman conducted a management buyout of Snowden Pencer, Inc., a minimally invasive surgical device manufacturer, and assumed the role of Chief Executive Officer and President until Snowden Pencer, Inc. was sold to Cardinal Health, Inc. in March 2004. Mr. Cashman also served as a business unit head with Genzyme Biosurgery and held several senior sales and marketing positions with Genzyme Surgical Products and Deknatel Snowden Pencer. Mr. Cashman graduated from the United States Naval Academy in 1989 with a B.S. in Economics and served on a fast attack submarine as Supply Officer. He received his M.B.A. in 2001 from the Kellogg Graduate School of Management at Northwestern University.
Barry J. Jenkins joined the Company as Chief Financial Officer upon the consummation of the Reverse Merger and joined SANUWAVE as Chief Financial Officer in April of 2006. Prior to joining SANUWAVE, he served as Chief Financial Officer for the Benefit Services Division of Automatic Data Processing, Inc. from March of 2005 to April of 2006. He was also the Chief Financial Officer of Snowden Pencer, Inc. from January of 2002 to November of 2004. Mr. Jenkins is a certified public accountant with 25 years of financial management experience and a cum laude graduate of Virginia Tech.
Thomas H. Robinson joined SANUWAVE as a member of the board of directors in August of 2005. Since 1998, Mr. Robinson has served as managing partner of the North American medical technology practice, which includes the medical device, hospital supply/distribution and medical software areas, of Spencer Stuart, Inc., a global executive search firm. Since 2002, Mr. Robinson has been a member of Spencer Stuart’s board services practice, which assists corporations identifying and recruiting outside directors. From 1998 to 2000, Mr. Robinson headed Spencer Stuart’s North American biotechnology specialty practice. From 1993 to 1997, Mr. Robinson served as President of the emerging markets business at Boston Scientific Corporation, a global medical devices manufacturer. From 1991 to 1993, Mr. Robinson also served as President and Chief Operating Officer of Brunswick Biomedical, a cardiology medical device company. Mr. Robinson is also a member of the board of directors and is chairman of the compensation committee of Cynosure, Inc., an aesthetic medical laser company.

Kevin A. Richardson, II joined SANUWAVE as a member of the board of directors in August of 2005. Since 2004, Mr. Richardson has served as managing partner of Prides Capital LLC, an investment management firm. Mr. Richardson is also a member of the board of directors of eDiets.com, Inc., a weight loss solutions company, and Pegasus Solutions, Inc., a travel technology company.
John F. Nemelka joined SANUWAVE as a member of the board of directors in August of 2005. Since 2001, Mr. Nemelka has served as a Managing Principal of NightWatch Capital Advisors, LLC, an investment management firm. Mr. Nemelka is also a member of the board of directors and the compensation committee of KANA Software, Inc., a provider of customer service software solutions.
Director Independence
The Company is not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our Board comprised of a majority of “independent directors.” However, our Board has determined that Thomas H. Robinson qualifies as an independent director based on the NASDAQ Stock Market definition of “independent director.”
Board Meetings and Committees
Our Board is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified.
Cornelius A. Hofman was the sole officer and director of the Company during the fiscal year ended December 31, 2008, during which time no formal board meetings were held. All proceedings during this time were conducted by resolutions consented to in writing by Mr. Hofman and filed with the minutes of the Company. The Company did not hold an annual meeting during the fiscal year ended December 31, 2008 and it does not presently have a policy regarding director attendance at annual meetings.
Currently, we have no standing audit, nominating or compensation committee and, therefore, no committee charters. Our Board did not believe that it was necessary to have standing audit, nominating or compensation committees prior to the Reverse Merger because the Company did not have any operations or any compensation, and the functions of such committees were adequately performed by Mr. Hofman. Mr. Hofman was not independent as he was the sole officer of the Company. Our Board intends to review our governance structure and institute board committees, charters and policies as necessary and advisable in the future to facilitate the management of the Company’s business.
Although our Board has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board will consider, among other things, the candidate’s character, judgment, skills and experience in the context of our needs. We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Prior to the Reverse Merger, our Board did not believe that a defined policy with regard to the consideration of candidates recommended by stockholders was necessary because we did not have any operations; however, we intend to adopt a defined policy as soon as practicable.

Our Board does not provide a process for stockholders to send communications to our Board because management believed that, prior to the Reverse Merger, it was premature to develop such a process given our limited number of stockholders and our lack of operations. However, our new Board intends to establish a process as soon as practicable for stockholder communications in the future.
Family Relationships
There are no family relationships between or among the members of our Board or other executives.
EXECUTIVE COMPENSATION
Compensation of Directors and Officers
The following table sets forth compensation information for services rendered by our former executive officer prior to the Reverse Merger in all capacities during the last two completed fiscal years ended December 31, 2008 and 2007, and compensation information during the last two completed fiscal years ended December 31, 2008 and 2007 for our executive officers appointed to serve upon the consummation of the Reverse Merger.

							Change in
							Pension Value
							and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Christopher M. Cashman	2008	$305,000	—	—	$232,899	—	—	$18,101	$556,000
Chief Executive Officer and President	2007	$275,000	$137,500	—	$63,434	—	—	$17,550	$493,484

Barry J. Jenkins	2008	$222,600	—	—	$114,815	—	—	$17,879	$355,294
Chief Financial Officer	2007	$209,667	$84,800	—	$32,986	—	—	$17,090	$344,543

Cornelius A. Hofman (2)	2008	—	—	—	—	—	—	—	—
Former Sole Officer and Director	2007	—	—	—	—	—	—	—	—

(1)	Bonuses included for 2007 were earned in 2007, but paid in 2008.

(2)	Cornelius A. Hofman has submitted his resignation as an officer and director, effective on the Effective Date.

(3)	Includes health, dental and disability insurance premiums, and employee 401(k) matching contributions.

Employment Agreements
Christopher M. Cashman
General Terms. Pursuant to his employment agreement, as amended, Mr. Cashman agreed to serve as the Chief Executive Officer and President of SANUWAVE for a term commencing on December 19, 2005 and with no specific duration. Mr. Cashman is entitled to an annual base salary of $275,000; provided that, effective January 1, 2010, he is entitled to an annual base salary of $350,000, and effective January 1, 2011, he is entitled to an annual base salary of not less than $385,000. He is also entitled to a performance and compensation review not less often than annually, at which time compensation may be adjusted as determined by the board of directors; provided that such increase is at least 105% of his previous annual base salary. With respect to each full fiscal year, Mr. Cashman is eligible to earn an annual bonus award of not less than 50% and not more than 200% of his annual base salary based on the achievement of certain performance goals established by the board of directors and generally consistent with SANUWAVE’s budget and performance goals established for other management employees. Mr. Cashman is also entitled to participate in SANUWAVE’s employee benefit plans (other than annual bonus and incentive plans). In the event of Mr. Cashman’s death during the term of his employment, his heirs will receive a death benefit equal to at least $1,500,000 pursuant to a life insurance policy on the life of Mr. Cashman, the premiums for which will be paid by SANUWAVE. The employment agreement contains an agreement not to compete, which covers the term of employment and two years thereafter, and a confidentiality provision, which is indefinite.
Equity Arrangements. Upon the execution of his employment agreement, Mr. Cashman was granted options to purchase 160,451 shares of common stock, at an exercise price of $2.92 per share. The options vest and become exercisable in four equal installments on December 19, 2006, 2007, 2008 and 2009. Upon the execution of his employment agreement and his commencement of employment, Mr. Cashman purchased 88,151 shares of common stock, at a purchase price of $2.92 per share.
In addition, upon the execution of his employment agreement, Mr. Cashman was granted three supplemental options to purchase common stock. The terms of the supplemental options were amended on September 15, 2009. The first supplemental option provides him with the right to purchase 30,810 shares of common stock, at $11.68 per share, the second supplemental option provided him with the right to purchase 30,810 shares of common stock, at $23.37 per share, and the third supplemental option provided him with the right to purchase 46,215 shares of common stock, at $35.05 per share. The first supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds three times the closing price as of the first date that the common stock is listed, the first supplemental option will fully vest. In such an event, the exercise price of the first supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The second supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds six times the closing price as of the first date that the common stock is listed, the second supplemental option will fully vest. In such an event, the exercise price of the second supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The third supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds nine times the closing price as of the first date that the common stock is listed, the third supplemental option will fully vest. In such an event, the exercise price of the third supplemental option will be the closing price of the common stock on the first date that the common stock is listed.

Upon the execution of the first amendment to his employment agreement on September 15, 2009, Mr. Cashman was granted three additional supplemental options to purchase common stock. The first and second supplemental options each provided him with the right to purchase 139,159 shares of common stock and the third supplemental option provided him with the right to purchase 208,755 shares of common stock, all at $2.92 per share. The first supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds three times the closing price as of the first date that the common stock is listed, the first supplemental option will fully vest. In such an event, the exercise price of the first supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The second supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds six times the closing price as of the first date that the common stock is listed, the second supplemental option will fully vest. In such an event, the exercise price of the second supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The third supplemental option will fully vest on the earlier of (i) December 19, 2011, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds nine times the closing price as of the first date that the common stock is listed, the third supplemental option will fully vest. In such an event, the exercise price of the third supplemental option will be the closing price of the common stock on the first date that the common stock is listed.
In addition, upon the execution of the first amendment to his employment agreement, Mr. Cashman was granted the right to receive annually shares of common stock equal to two and one-half times his annual base salary in effect on the date of execution of the first amendment. The shares vest in four equal installments on each twelve month anniversary of the date of grant; provided, that the vesting may be accelerated upon the achievement of certain performance goals established by the board of directors.
Gross-Ups. In the event that any payment made to Mr. Cashman under his employment agreement or under any other plan maintained by SANUWAVE is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, SANUWAVE will pay Mr. Cashman an additional amount to compensate him for the economic cost of the (1) excise tax of such payment, (2) Federal, state and local income tax, and (3) excise tax on the gross-up payment.

Termination. Mr. Cashman’s employment may be terminated by either party at any time and for any reason; provided that Mr. Cashman will be required to give SANUWAVE at least 30 days advance written notice of any resignation. If Mr. Cashman is terminated by SANUWAVE for cause or resigns without good reason, he will be entitled to receive his (1) base salary through the termination date, (2) any annual bonus earned, but unpaid as of the date of termination for the immediately preceding fiscal year, (3) reimbursement for certain unreimbursed business expenses, and (4) such employee benefits to which he may be entitled under the employee benefit plans of SANUWAVE. If Mr. Cashman is terminated by SANUWAVE without cause or resigns for good reason, he will be entitled to receive all of the above plus (1) subject to his compliance with certain other provisions of the employment agreement related to non-competition and confidentiality and the execution of an effective release of claims, continued payment of the base salary until twelve months following the date of termination, and (2) continued coverage of him and his beneficiaries under SANUWAVE’s health insurance programs for a period of up to twelve months.
Effective as of the first anniversary of the Reverse Merger, if Mr. Cashman is terminated by SANUWAVE without cause or resigns with good reason, he will be entitled to receive (1) his base salary through the termination date, (2) any annual bonus earned, but unpaid as of the date of termination for the immediately preceding fiscal year, (3) reimbursement for certain unreimbursed business expenses, (4) such employee benefits to which he may be entitled under the employee benefit plans of SANUWAVE, (5) subject to his compliance with certain other provisions of the employment agreement related to confidentiality and the execution of an effective release of claims, a payment equal to 200% of his annual base salary then in effect plus the sum of the cash bonuses paid to him during the previous two fiscal years (but in no case less than 50% of the value of 200% of his annual base salary then in effect), (6) full vesting of all outstanding options and shares of common stock, and (7) a lump sum payment equal to 24 months of the monthly premium cost of providing continuation coverage for Mr. Cashman and his beneficiaries under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.
Change of Control. In addition to any other termination benefits that Mr. Cashman may be entitled to receive, if a change of control (as defined below) occurs, then subject to his compliance with certain other provisions of the employment agreement related to non-competition and confidentiality and the execution of an effective release of claims, Mr. Cashman will also be entitled to receive 100% accelerated vesting of his options. Effective as of the first anniversary of the Reverse Merger, Mr. Cashman’s right to receive the above change of control termination benefits will no longer be subject to his compliance with the non-compete provisions of his employment agreement. A change in control is defined in the employment agreement as the occurrence of any of the following events: (1) the sale, exchange, lease or other disposition of all or substantially all of the assets of SANUWAVE to a person (other than Prides or NightWatch) that will continue the business of SANUWAVE in the future; (2) a merger or consolidation involving SANUWAVE in which the voting securities of SANUWAVE owned by the shareholders of SANUWAVE immediately prior to such merger or consolidation do not represent, after conversion if applicable, more than 50% of the total voting power of the surviving controlling entity outstanding immediately after such merger or consolidation; or (3) any person (other than Prides or NightWatch) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of SANUWAVE and the representatives of Prides and NightWatch cease to have the ability to elect a majority of the board of directors.

Barry J. Jenkins
General Terms. Pursuant to his employment agreement, Mr. Jenkins agreed to serve as the Chief Financial Officer of SANUWAVE for a term commencing on April 10, 2006 and with no specific duration. Mr. Jenkins is entitled to an annual base salary of $205,000, with a performance and compensation review not less often than annually, at which time compensation may be adjusted as determined by the board of directors. With respect to each full fiscal year, Mr. Jenkins is eligible to earn an annual bonus award of 40% of his annual base salary based on the achievement of certain performance goals established by the board of directors and generally consistent with SANUWAVE’s budget and performance goals established for other management employees. Mr. Jenkins is also entitled to participate in SANUWAVE’s employee benefit plans (other than annual bonus and incentive plans). The employment agreement contains an agreement not to compete, which covers the term of employment and two years thereafter, and a confidentiality provision, which is indefinite.
Equity Arrangements. Upon the execution of his employment agreement, Mr. Jenkins was granted options to purchase 104,677 shares of common stock, at an exercise price of $2.92 per share. The options vest and become exercisable in four equal installments on April 10, 2007, 2008, 2009 and 2010. Upon the execution of his employment agreement and his commencement of employment, Mr. Jenkins purchased 35,089 shares of common stock, at a purchase price of $2.92 per share.
In addition, upon the execution of his employment agreement, Mr. Jenkins was granted three supplemental options to purchase common stock. The terms of the supplemental options were amended on September 15, 2009. The first supplemental option provided him with the right to purchase 10,065 shares of common stock, at $11.68 per share, the second supplemental option provided him with the right to purchase 10,065 shares of common stock, at $23.37 per share, and the third supplemental option provided him with the right to purchase 15,097 shares of common stock, at $35.05 per share. The first supplemental option will fully vest on the earlier of (i) April 10, 2012, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $8.76 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds three times the closing price as of the first date that the common stock is listed, the first supplemental option will fully vest. In such an event, the exercise price of the first supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The second supplemental option will fully vest on the earlier of (i) April 10, 2012, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $17.53 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds six times the closing price as of the first date that the common stock is listed, the second supplemental option will fully vest. In such an event, the exercise price of the second supplemental option will be the closing price of the common stock on the first date that the common stock is listed. The third supplemental option will fully vest on the earlier of (i) April 10, 2012, and (ii) the date that SANUWAVE or its shareholders (A) enters into a transaction that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share, or (B) receives a valuation that establishes a value for SANUWAVE on a per share basis equal to at least $26.29 per share. Notwithstanding the above, if the common stock becomes listed on a national securities exchange and the closing price equals or exceeds nine times the closing price as of the first date that the common stock is listed, the third supplemental option will fully vest. In such an event, the exercise price of the third supplemental option will be the closing price of the common stock on the first date that the common stock is listed.

Termination. Mr. Jenkins’ employment may be terminated by either party at any time and for any reason; provided that Mr. Jenkins will be required to give SANUWAVE at least 30 days advance written notice of any resignation. If Mr. Jenkins is terminated by SANUWAVE for cause or resigns without good reason, he will be entitled to receive his (1) base salary through the termination date, (2) any annual bonus earned, but unpaid as of the date of termination for the immediately preceding fiscal year, (3) reimbursement for certain unreimbursed business expenses, and (4) such employee benefits to which he may be entitled under the employee benefit plans of SANUWAVE. If Mr. Jenkins is terminated by SANUWAVE without cause or resigns for good reason, he will be entitled to receive all of the above plus (1) subject to his compliance with certain other provisions of the employment agreement related to non-competition and confidentiality and the execution of an effective release of claims, continued payment of the base salary until six months following the date of termination, and (2) continued coverage of him and his beneficiaries under SANUWAVE’s health insurance programs for a period of up to six months.
Change of Control. In addition to any other termination benefits that Mr. Jenkins may be entitled to receive, if a change of control (as defined above) occurs, then subject to his compliance with certain other provisions of the employment agreement related to non-competition and confidentiality and the execution of an effective release of claims, Mr. Jenkins will also be entitled to receive 100% accelerated vesting of his options.
Stock Incentive Plan
On October 24, 2006, SANUWAVE’s board of directors adopted the 2006 Stock Incentive Plan of SANUWAVE, Inc. (the “2006 Plan”). The 2006 Plan sets aside 684,666 shares of common stock for grants to employees, directors and certain independent contractors, consultants and advisors. The terms of the options granted under the 2006 Plan expire as determined by individual option agreements (or on the tenth anniversary of the grant date), unless terminated earlier on the first to occur of the following: (1) the date on which the participant’s service with SANUWAVE is terminated by SANUWAVE for cause; (2) 60 days after the participant’s death; or (3) 60 days after the termination of the participant’s service with SANUWAVE for any reason other than cause or the participant’s death; provided that, if during any part of such 60 day period the option is not exercisable solely because of specified securities law restrictions, the option will not expire until the earlier of the expiration date or until it has been exercisable for an aggregate period of 60 days after the termination of the participant’s service with SANUWAVE. The options vest as provided for in individual option agreements and the exercise prices for the options are determined by the board of directors at the time the option is granted; provided that the exercise price shall in no event be less than the fair market value per share of SANUWAVE’s common stock on the grant date. In the event of any change in the common stock underlying the options, by reason of any merger or exchange of shares of common stock, the board of directors shall make such substitution or adjustment as it deems to be equitable to (1) the class and number of shares underlying such option, (2) the exercise price applicable to such option, or (3) any other affected terms of such option.
In the event of a change of control, unless specifically modified by an individual option agreement: (1) all options outstanding as of the date of such change of control will become fully vested; and (2) notwithstanding (1) above, in the event of a merger or share exchange, the board of directors may, in its sole discretion, determine that any or all options granted pursuant to the 2006 Plan will not vest on an accelerated basis if the board of directors, the surviving corporation or the acquiring corporation, as the case may be, has taken such action as in the opinion of the board of directors is equitable or appropriate to protect the rights and interests of the participants under the plan.
On October 5, 2009, there were 323,167 shares of common stock available for grant under the 2006 Plan. No options were granted to SANUWAVE’s executive officers during the last fiscal year under the 2006 Plan. The 2006 Plan expires in October of 2016. The Company intends to assume and adopt the 2006 Plan.

Outstanding Equity Awards at 2008 Fiscal Year End
The following table provides certain information concerning the outstanding equity awards for our former executive officer and appointed executive officers.

	Option Awards					Stock Awards
								Equity	Equity
								Incentive	Incentive Plan
			Equity					Plan	Awards:
			Incentive Plan					Awards:	Market or
			Awards:			Number	Market	Number of	Payout Value
	Number of	Number of	Number of			of Shares	Value of	Unearned	of Unearned
	Securities	Securities	Securities			or Units	Shares or	Shares, Units	Shares, Units
	Underlying	Underlying	Underlying			of Stock	Units of	or Other	or Other
	Unexercised	Unexercised	Unexercised	Option/	Option/	That Have	Stock That	Rights That	Rights That
	Options/	Options/	Unearned	Warrant	Warrant	Not	Have Not	Have Not	Have Not
	Warrants (#)	Warrants (#)	Options	Exercise	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	Price ($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Christopher M. Cashman	509,304	—	—	$2.92	12/19/2015	—	—	—	—
	—	169,768	—	$2.92	12/19/2015	—	—	—	—
	—	106,637	—	$11.68	12/19/2015	—	—	—	—
	—	106,637	—	$23.37	12/19/2015	—	—	—	—
	—	159,938	—	$35.05	12/19/2015	—	—	—	—

Barry J. Jenkins	167,688	—	—	$2.92	10/24/2016	—	—	—	—
	—	167,688	—	$2.92	10/24/2016	—	—	—	—
	—	26,662	—	$11.68	10/24/2016	—	—	—	—
	—	26,662	—	$23.37	10/24/2016	—	—	—	—
	—	39,992	—	$35.05	10/24/2016	—	—	—	—

Cornelius A. Hofman	—	—	—	—	—	—	—	—	—
Discussion of Director Compensation
We paid no director compensation during the fiscal year ended December 31, 2008. We may begin to compensate our directors at some time in the future.
LEGAL PROCEEDINGS
To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.
Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us since our fiscal year ended December 31, 2008, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

WHERE YOU CAN FIND MORE INFORMATION
We file reports with the SEC. These reports include annual and quarterly reports, as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
NO STOCKHOLDER ACTION REQUIRED
This Information Statement is being provided for informational purposes only, and does not relate to any meetings of our stockholders. Neither applicable securities laws nor the corporate laws of the State of Nevada require approval of the action described in this Information Statement. No vote or other action is being requested of our stockholders.
This Information Statement has been filed with the SEC and is available electronically at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUB MUSIC ENTERPRISES, INC.
By:	/s/ Christopher M. Cashman
	Name:	Christopher M. Cashman
	Title:	Chief Executive Officer and President
Dated: October 6, 2009